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April 25, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Keira Nakada
Mr. Doug Jones
Ms. Jennie Beysolow
Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd.
Response to the Staff’s Comments on Amendment No.1 to Draft Registration Statement on Form F-1 Submitted March 17, 2023 with CIK No. 0001959726

Dear Ms. Nakada, Mr. Jones, Ms. Beysolow, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 3, 2023 on the Company’s Amendment No.1 to Draft Registration Statement on Form F-1 previously submitted on March 17, 2023 (the “Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to its draft registration statement on Form F-1 (the “Second Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Second Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Second Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.

We note your response to comment 3. Please revise to also discuss cash transfer limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make consistent revisions in your prospectus summary and throughout the prospectus.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on cover page, page 8, 9 and 110 in accordance with the Staff’s instructions.

2.

We note your response to comment 5. Please revise to state the source of the cash management policies you describe, for example whether they are contractual in nature, pursuant to regulations, internal written policies established by the board, etc.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on cover page, page 11 and 111 in accordance with the Staff’s instructions.

3.

We note your disclosure here and throughout the prospectus that your auditor is subject to inspection “at least every three years.” Please tell us why that is the case given the amendments made to the HFCAA, or revise to reflect that your auditor is subject to inspection at last every two years.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on cover page, page 12 and 57 in accordance with the Staff’s instructions.

Prospectus Summary, page 1

4.

We note your response to comment 12 and reissue. Please revise your summary section to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from CSRC, CAC or other governmental agencies and the basis for your conclusions. If you did not use counsel in making such determinations, please state why. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also revise to make conforming changes in your risk factor disclosure, as applicable.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 6, 29, 34, 35, 36, 37 and 38 in accordance with the Staff’s instructions.

Recent Regulatory Developments

CSRC Filing Requirements for Overseas Listing, page 4

5.

We note your response to comment 8. Please revise your disclosure here and throughout the prospectus where you discuss the Trial Measures to state whether you believe you are required to comply with the Trial Measures and the basis for this determination. If you did not use counsel to make this determination, please state why. Additionally, expand your disclosure to discuss the risks to investors if there is a chance that the company lists before receiving CSRC approval, and whether your offering is contingent upon receipt of approval from the CSRC.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 5, 6, 37 and 38 in accordance with the Staff’s instructions.

Conventions that Apply to this Prospectus, page 11

6.

We note your response to comment 4. Please revise to clarify your definitions of “PRC subsidiaries” and “operating subsidiaries” by disclosing under which category each of your subsidiaries fit. In this regard, we note your disclosure on the cover page that you conduct your business through Autozi Internet Technology Co., Ltd., an indirect substantially owned subsidiary of the Company, and 12 first-level operating subsidiaries owned by Autozi Internet Technology Co., Ltd, and that all of these 13 operating subsidiaries are established under the laws of the PRC. Please also include definitions of “the Group,” “our Company” and “Hong Kong subsidiaries.”

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on cover page and page 14 in accordance with the Staff’s instructions.

Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business..., page 32

7.

Please revise this risk factor to clarify whether you believe you are required to obtain each permission and approval discussed, and to state the basis upon which you made such determination for each permission and approval discussed. Revise to clarify the meaning of the following sentence: “In addition to complying with applicable laws and regulations, including requirements of the CAC and any other Chinese authorities, which remains uncertain as to whether we are required to obtain any such consent.” We note your statement that “other than those requisite for a domestic company in China to engage in the businesses similar to ours and as disclosed in this prospectus, [you] are not required to obtain any additional permission from Chinese governmental authorities...to approve [y]our current business operations in China”; please revise to clarify which permissions and approvals are requisite for you to operate your business in China. Also expand this or another risk factor, as appropriate, to disclose each permission and approval you are required to obtain to offer your securities to foreign investors, and to state whether you have obtained all such required permissions/approvals.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 34, 35, 36, 37 and 38 in accordance with the Staff’s instructions.

Risk Factor

The approval of and the filing with the CSRC or other Chinese government authorities may be required, page 55

8.

Please revise to state the basis for your determinations regarding whether or not you are required to obtain each of the permissions and approvals discussed in this risk factor. Revise to explain why the 2021 Negative List, which has been in effect for over a year, is “relatively new” and you are, therefore, unable to ascertain whether you “will be subject to these new requirements.”

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 5, 37, 38, 58, 59 and 60 in accordance with the Staff’s instructions.

We are subject to a variety of laws and regulations regarding cybersecurity and data protection..., page 53

9.

We note your response to comment 14. Please revise your disclosure on page 57 to clarify whether you relied on the opinion of counsel for your reasoning about why you believe that neither you nor any of our PRC subsidiaries are subject to the cybersecurity review by the CAC under the 2022 Cybersecurity Review Measures with respect to the offering of your securities or the business operations of your PRC subsidiaries. If you did not, please state why and the basis for your determination. Here and elsewhere where you state that you are “applying for cybersecurity review,” please provide further disclosure regarding why you are doing so when you do not believe you are required to and how this application process may affect your ability to conduct/complete this offering and the timing thereof.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on cover page and page 62 in accordance with the Staff’s instructions.

Management Discussion and Analysis and Results of Operations

Going Concern, page 102

10.	We note your response to comment 22. Please revise to outline the material terms of the agreements related to financing from third-party investors, related parties and bank borrowings. Discuss the duration of the agreement including the status of your negotiations to extend bank loans, convertible bonds and corresponding interests payable as discussed on page 104, repayment arrangements and other material requirements. Please also file the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why you are not required to do so.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 106 to outline the material terms of the agreements related to financing from third-party investors, related parties and bank borrowings and also added discussion on page 108 on the latest status of debt optimization and file the original agreements, repayment agreements with banks and supplementary agreement of redeemable principle interests as exhibits in accordance with the Staff’s instructions.

In addition, the Company has filed the relevant agreements as exhibits to the registration statement.

Financial Statements, page F-1

11.

Refer to your response to comment 29. Although retroactive application of the Reorganization is appropriate as you state, the Reorganization is a combined group of commonly controlled entities for which presentation of combined financial statements is appropriate pursuant to the definition of “combined financial statements” in ASC 810-10- 20 and guidance in ASC 810-10-45-10 and 55-1B. Please revise your presentation accordingly and obtain and file an audit report that references the financial statements as “combined.”

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement to describe the financial statements as combined globally and also obtained and filed an audit report that references the financial statements as combined in accordance with the Staff’s instructions.

Notes to Consolidated Financial Statements

Note 1. Organization and principal activities

(a) Principal activities, page F-7

12.

We note in your response to comment 33 you will vigorously develop new energy vehicle sales pattern in the future. Though revenues from new energy vehicle sales only account for a small amount at this time, please disclose your accounting policy for new energy vehicle sales and related cost of revenue given your expected increased focus on these sales. Your disclosure should include all details necessary for an investor to fully and clearly understand how revenues from and associated costs of sales of new energy vehicles are determined and accounted for.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page F-13 regarding the revenue recognition of new car sales to illustrate that the Group generates revenue from sales of new cars, primarily the parallel-import cars and a small portion of new energy vehicles. The Company respectfully advices the Staff that there is no difference of revenue recognition policy between the parallel-import car sales and new energy car sales and costs of sales of new energy vehicles are included in cost of new car sales in note 2(n).

13.	Refer to your response to comment 33 regarding MBS stores. Please:

1.

Clarify in your disclosure if your parts and accessories on site at the stores are sold to the stores solely for their use in performing insurance related services for you or if you additionally sell parts and accessories to the stores for use in conducting their own services including walk in sales.

2.

Clarify for us the reason for only an immaterial quantity of on-site products mentioned in (2), how such amount is sufficient for stores to fully and timely perform services, and who determines the amount of inventory to be located in stores and how the amount is determined.

3.	Clarify for us what “in bulk” means in (3) regarding the Group generating revenue from providing services to insurance companies.

4.

When you pay stores for the service cost of insurance services the stores perform, clarify in your disclosure if the cost includes the value of parts and accessories you sold to the stores for their use in performing the services and is factored by you into the amount you bill insurance companies.

In response to the Staff’s comments, the Company firstly respectfully advises the Staff that the sales of parts and accessories to MBS stores through smart-cabinet only accounts for a very small portion (0.14% and 1.02% for the years ended December 31, 2021 and 2022) of its total amount from auto parts and auto accessories sales, and its major customers of this revenue stream are auto parts dealers. As to its previous statement in the response to comment 33(4) that the Group provides automotive products only to MBS stores, it intends to explain that, limited to the sales in MBS stores, the Group only provides parts and accessories to MBS stores, and there are no other walk-in sales to end users.

Except for above parts and accessories sales, the Group has another separate business with MBS stores, that is engaging MBS stores to perform the insurance services for the Group. MBS stores shall use all their available resources to complete insurance services such as repair, not limited to the products from the Group.

The Company also respectfully advices the Staff the following clarifications:

1.

The accessories on site at MBS stores are sold to the stores for their use at their own discretion for operation needs including their own walk-in sales, not solely for performing insurance related services for the Group.

2.

In the Company’s previous statement that there is immaterial quantity of on-site products placed in smart-cabinet owned by the Group in MBS stores, such quantity is immaterial compared to the Group’s total inventories, but the on-side products are sufficient for MBS stores’ daily use. The on-site products placed in smart-cabinets are usually the general and commonly used auto parts and accessories such as lubricating oils and spark plug, etc. In practice, the Group determines the amount of on-site products in MBS stores based on the store size and service volume. The on-site stock should be sufficient for the average weekly service demand. Also, when the remaining stock is lower than 30% of full stock, the Company receives notice to replenish stocks from smart-cabinet or the MBS store staff.

3.

The Company used “in bulk” referring to that it enters into service agreement with insurance companies for certain period usually one year to provide services for many orders according to insurance companies’ request.

4.

The claim and repair service fees that the insurance companies offer to the Group usually cover the repair service and required parts and accessories according to the damage assessments determined by the insurance companies and the Group before the repair service performed. The Group involves MBS stores to perform repair service, and in the course of repair, the parts and accessories are not strictly limited to the Group’s products, MBS stores possibly use applicable parts from other suppliers. The Group as a principal is primarily responsible for the service quality to insurance companies and resolving any unsatisfaction and complaints from car owners. The Group also has discretion in determining the service fee that includes all necessary costs to be paid to MBS stores for insurance services they perform, so that the Group could retain certain profit from the charge from insurance companies.

Based on above explanation, since the sales of parts and accessories to MBS stores is very small in the Group’s total revenue, the Company did not extend disclosure of details regarding sales of auto parts and auto accessories to MBS stores separately. The Company has revised the disclosure in the Second Revised Draft Registration Statement on F-14 to clarify that the transaction price of repair service bill insurance companies is fixed usually including cost of repair service and required parts and accessories upon the damage assessment with certain mark-up in accordance with the Staff’s instructions.

14.

On page 136 in regard to material terms in your MBS store agreements you mention you are obligated to pay service fees to the stores for the conclusion of automotive sales transactions. Please tell us where your accounting treatment of this is addressed in the notes to the financial statements. You also mention you usually charge a one-off initial fee to stores on an annual basis. Please explain to us and disclose what this represents and how this is addressed in your revenue recognition policy.

In response to the Staff’s comments, the Company respectfully advices the Staff that the service fee paid to the stores for the conclusion of automotive sales transactions is accounted for as selling expenses and one-off initial fee charged from stores on an annual basis is accounted for as other revenues. The Company did not extend disclosure regarding there two items separately as the amounts were immaterial for the years ended September 30, 2021 and 2022, respectively.

The Group pays facilitation fees ranging from RMB500 to RMB1000 per each new energy vehicle to the stores for the conclusion of automotive sales transactions. For the years ended September 30, 2021 and 2022, there were 1 and 201 unit of new energy vehicles sold through MBS stores and corresponding selling expenses were approximate US$0.1 thousand and US$22 thousand, respectively.

The Group charges a one-off initial fee to stores on an annual basis ranging from approximately RMB1000 to RMB10,000 according to the store size. As of September 30, 2022, there were an aggregate of 279 MBS stores under the Group’s brand name, and total charges was less than US$100 thousand.

(l) Revenue recognition

New car sales, page F-13

15.	Please address the following as they pertain to your parallel import car transactions and revise your disclosures to incorporate your responses as appropriate.

1.

In the response to comment 35 you state you first receive “potential” orders from downstream customers. Explain why the orders are considered as potential. Explain what your obligation is regarding potential orders. If orders are tentative, explain how and when they become firm. If orders/sales contracts are cancellable by either party, explain when this can occur and under what circumstances, and the consequences to each of you and customers (e.g., deposits are refundable, penalties, fees).

2.	Explain whether customer orders specify the desired vehicle. If not, explain what orders represent and when specification of vehicles is made and how.

3.

The point in time a contract is established with customers and what evidences that a contract has been established. In this regard, you state in the response to comment 35 you enter into the contract and sell vehicle to end customers when vehicles are available at port warehouse. If this is true, explain why this is the case, and why a contract is not established when the specific vehicle is identified and agreed to by the customer.

4.

The point in time when customers know the price of vehicles, and what evidences this and customers’ acceptance of the price. Explain how the complete and full sale price is established. Explain how and when the amount of the full deposit for the purchase price is determined and collected from customers.

5.

Which party specifies customizations of vehicles, when and where do customizations occur, and who performs the customizations. At what point is vehicle pricing adjusted for customizations, when are customers notified of the adjusted price and when do customers accept the final adjusted price and how is this evidenced.

6.	Explain whether the full deposit for the purchase price you collect from customers includes adjustments to the vehicle sale price for customizations. If so, state when this occurs.

7.

In 6(1) of the response to comment 35 you state aspects of what you believe denotes you obtain control and legal title of vehicles. Explain the point in time you obtain title/ownership. Explain to us whether it is your name or the customer’s name that is on each of the documents mentioned. If it is your name, explain when the documents become in the name of customers. Explain the point in time ownership/title transfers to customers and what evidences this.

8.

Explain how you are able to direct the use of vehicles as stated in the response to comment 35(6) when you are fulfilling specific orders for specific customers from whom you have collected full deposits for the purchase price of the vehicles.

9.	Explain the circumstances if vehicles do not pass customs and consequences to each of you, customers and suppliers.

10.

In the response to comment 35(6), you state you do not have unconditional right to return vehicles to the upstream importer. Explain who the “upstream importer” is. State whether there are any cancellation/return provisions with the upstream importer and/or suppliers and the consequences to each party when there is a cancellation or return.

In response to the Staff’s comments, the Company respectfully advices that Staff the following clarifications:

1.

The potential orders mean the customers’ purchase intention. The Group always confirms that the vehicles are available and then enter into firm contracts in practice. Before entering into firm contract, potential order is cancellable and end customers is able to get their deposits back. The potential order or purchase intention are usually communicated orally.

2.	The potential order/ purchase intention from end customer specifies the desired vehicle clearly.

3.

After the parallel import cars are available in Tianjin Port Warehouse, the customers sign firm contracts with the Group. As an industry practice of parallel import car sales in China, customers usually enter into purchase contracts when the sellers have available vehicles. If the sellers do not have the available vehicles, customers usually are not willing to enter into a sales contract. Therefore, the Group needs to look for the specified vehicles and purchases them before signing contract with customers.

4.

When the Group receives the customers’ purchase intention, the Group feedbacks the quotation. For the parallel imported cars, all customizations are completed before importation, therefore quotation is a complete and full price. Before the customers pay deposit, the quotation fluctuates due to the market supply and demand. Upon the customers’ payment of deposit, the transaction price is locked and their deposit is the evidence of their acceptance of the price.

5.

The upstream suppliers specify the customizations of the vehicles such as color and trim (basic, sport or luxury), and the customizations are completed before the importation. The customers shall accept above customizations and for any extra customization needs the customers have to install by themselves after their acceptance of the vehicles. Therefore, the transaction price between the Group and the customers is not subject to any adjustment for the customers’ further customization requirements.

6.

As explained above, all customizations occur before the importation and the Group’s purchase of cars. The full deposit covers all the completed customizations and is not subject to further adjustments.

7.

The Group obtains legal title and ownership when the Group accepts the cars with the signed purchase contract and VAT invoice issued to the Company for the purchase of cars. The Group’s name is on the contract and VAT invoice. The name on The Customs of The People’s Republic of China Certificate of Importation of Cargo (Vehicle), Import Motor Vehicle Inspection Sheet issued by Entry/Exit Inspection and Quarantine Bureau of the People’s Republic of China is the importer, neither the Company or the customer, and the name remains unchanged as such documents are import certificates. The import certificates are passed to the Group along with the acceptance of cars.

Further, the point in time ownership/title of cars transferred to customers is when the customers accept the cars with the signed purchase contract with the Group and VAT invoice issued by the Group to them for the sales of cars. Along with the car transfers, relevant import certificates are passed to the customers simultaneously.

8.

As to the ability to direct the use of vehicles, the Group has the right to cancel the potential order before the Group enters into firm contract with the customers. When there is a customer proposing a higher price for the specified car the Groups owns that is for specific customer from whom the Group has collected full deposits, the Group have right to sell the car to the customer with higher offer and return the deposit to the originally specified customer. However, the Group has never done this and will not do this in the further as it has negative impact on the Group’s reputation.

9.

If the vehicles do not pass customers, the upstream suppliers do not complete their sales of cars to the Group and shall return purchase consideration to the Group. Accordingly, the Group do not have the cars to sell to the customers and will return the deposit and not enter into firm contracts with customers.

10.

The Group’s upstream suppliers include importers and dealers. In the previous statement of 35(6), the Company intended to explain that the Group does not have unconditional right to return vehicles to all the upstream suppliers. In the case that the customer cancels its potential order before entering into formal contract, the customer collects their deposit back and the Group has to take the ownership and look for new customers.

The Company has not extended the disclosure of parallel import car transaction processes in revenue recognition policy so far considering above transaction flows occur before entering into the contract and do not have significant impact on five step analysis of parallel car sales from contract with customers based above clarifications and did not revise relevant disclosure in the Second Revised Draft Registration Statement.

16.

In regard to your parallel import car transactions, you state in the response to comment 35 that you bear the risk of loss due to physical damage, decline in value or obsolescence. Please address how you have the risk of loss concerning the following:

1.

A decline in value, obsolescence or other risk of loss when you are fulfilling specific orders of specific customers and you collect full deposits for the purchase price from the customers from which to pay the cost of the vehicles to suppliers. Since you obtain vehicles to satisfy specific orders for them, it appears you do not possess the vehicles any longer than necessary to perform the required steps to complete the sale and transfer of the vehicles.

2.

Physical damage when you state in the response to comment 37 that the end customers always purchase an insurance. It appears that the risk of loss has been transferred to insurers and you are relieved of any risk of liability under the regulations referred to in the response to comment 37. In this regard, explain to us the point in time the customers purchase an insurance and when it the insurance is effective.

In response to the Staff’s comments, the Company respectfully advices that Staff the following clarifications:

1.

The duration that the Group possesses the vehicles is usually short and the possibility of decline in value or obsolescence is low, however, the Group bears the risk of any physical damages during this duration and suffer potential loss.

2.

The customers purchase insurance when they accept the cars and own the legal title. The insurance is effective when relevant procedures are completed. Before the cars are transferred to the customers, the cars are not covered by any insurance and the Group shall bear the loss from the potential physical damage in the course of transit.

17.

The graphic on page 124 refers to used car trading being conducted on your platform. Please explain to us what your role is in these transactions and whether you accept trad ins for any of the vehicle transactions you perform. If you are involved with trade ins, expand your disclosures to discuss your accounting for them.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 128 in accordance with the Staff’s instructions. The Company respectfully advices the Staff that the Group has not conducted the business of used car trading so far and there is no financial impact on the combined financial statements for the years ended September 30, 2021 and 2022.

Auto parts and auto accessories sales, page F-13

18.	You state in your response to comment 33 you only provide parts and accessories to MBS stores. Please revise your disclosure here to clarify that the “customer” is solely MBS stores.

In response to the Staff’s comments, the Company respectfully the Staff that as to its previous statement in the response to comment 33(4) that the Group provides automotive products only to MBS stores, the Company intended to explain that, limited to the sales in MBS stores, the Group only provides parts and accessories to MBS stores, without any other walk-in sales to end users. In terms of total auto parts and auto accessories sales, the Group basically sells products to auto parts dealers. The Company has revised the disclosure in the Second Revised Draft Registration Statement on page F-13 to indicate that the major customers of auto parts and auto accessories are auto part dealers in accordance with the Staff’s instructions.

19.

In your response to comment 33 your state you place parts and accessories in MBS stores and the stores are charged for them as they use them. Your disclosure here indicates parts and accessories are located in MBS stores based on fulfilling orders by the stores. Please clarify in your disclosure who is the responsible party for stocking and determining the amount of inventory of parts and accessories in MBS stores. Further, clarify in your disclosure the party (you or MBS stores) that owns the inventory of parts and accessories in MBS stores and when ownership of items are transferred from you to the stores. Additionally, clarify in your disclosure whether inventory of parts and accessories are solely located in MBS stores or if inventory is also located in your facilities.

In response to the Staff’s comments, the Company respectfully advices the Staff that the Group determines the amount of on-site products in MBS stores based on the store size and service volume and the Group is responsible for the stocking auto parts and accessories in smart cabinets. The point of time when MBS store owners take out the auto parts and accessories from smart cabinets, the ownership of inventories is transferred to MBS stores from the Group. Before this point of time, the Group owns the inventories.

As the amount of parts and accessories sold to MBS only accounts for a very small amount of total auto parts and auto accessories sales (0.14% and 1.02% for the years ended December 31, 2021 and 2022), the Company considered not to expand the disclosure of auto parts and auto accessories sales to MBS stores in the revenue recognition accounting policy and the inventory balance located in MBS stores as of balance sheet dates due to the immaterial amounts. Most of auto parts and auto accessories are sold to auto parts dealers and inventory of auto parts and auto accessories is mainly located in the Group’s own facilities.

20.

On page 138 you disclose you procure automotive products from manufacturers and deliver those products to your regional contracted parts dealers. Please reconcile this to your statement in the response to comment 35 that you provide automotive products only to MBS stores. Explain to us and disclose what contracted parts dealers are and how they relate to your business operations.

In response to the Staff’s comments, the Company respectfully advices the Staff that as to its previous statement in the response to comment 33(4) that the Group provides automotive products only to MBS stores, the Company intends to explain that, limited to the sales in MBS stores, the Group only provides parts and accessories to MBS stores, without any other walk-in sales to end users. In terms of total auto parts and auto accessories sales, the major customers are the auto part dealers.

Further, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 142 to disclose what contracted parts dealers are and how they relate to the Group’s business operations in accordance with the Staff’s instructions.

Automotive insurance related services, page F-13

21.

In your response to comment 33, please clarify and disclose what you mean that you are “primarily” responsible for the service quality to the insurance companies. Explain to us and disclose as appropriate the consequences and process if the quality is not acceptable to the insurance companies. For example, tell us and disclose whether (i) you would be responsible if any re-work is required, (ii) you would pay the MBS stores for any re-work they perform, and (iii) if insurance companies may seek refunds. If any amounts are refundable to insurance companies, disclose whether you seek any restitution from MBS stores.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page F-14 to extend the disclosure on how the Group is primarily responsible for the service quality to the insurance companies in accordance with the Staff’s instructions. When the quality is not acceptable to the ensured car owners of insurance companies, car owners complain to the insurance companies and insurance companies require the Group to re-work. The Group further requires MBS stores to perform the re-work and usually does not pay additional service fee to MBS stores because they fail to provide the qualified repair service based on the determined damage assessment. Insurance companies don’t seek fund from Group, but they downgrade the Group’s service ranking until they cease the cooperation with the Group if they receive certain complaints on unacceptable repair services from ensures car owners. Service ranking has significant impact on the Group’s cooperation with insurance companies and service fee.

22.	On page 126 under “An ecosystem of expansive product ...” you mention increase in “our insurance sales.” Please clarify for us and in your disclosure what you mean by your insurance sales.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 130 in accordance with the Staff’s instructions.

23.

The disclosure on page 141 in regard to claim and repair service platforms appears to indicate you only facilitate these transactions for the parties involved through your platforms rather than you entering into contracts with insurance companies and MBS stores for the performance of these services on your part as disclosed in the revenue recognition accounting policy note to the financial statements. Please clarify for us and in the appropriate disclosure your role for these services.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 145 to clarify that the Group still enters into contracts with insurance companies and MBS stores for the performance of these services and the platform is to provide instant and accurate information transmission for the claim and repair services. The Company respectfully advices the Staff that the disclosure on page 145 claim and repair service platforms more focuses on the operation of the platform, its comprehensive functions and the connections provided to the parties in the automotive service ecosystem.

Note 4. Deconsolidation of subsidiaries, page F-21

24.	Please address the following as they relate to your response to comment 32:

•	Clarify what you mean by “deregistered” in reference to the deconsolidation of your subsidiaries;

•	Disclose your relationship to the party to whom you transferred Beijing E-commerce;

•

You show cash out flows for the disposal of subsidiaries on your consolidated statements of cash flows, while not mentioning any cash transaction in your disclosure on page F-21. Disclose cash transactions that occurred as a part of the disposals;

•	Disclose the carrying amount of the former subsidiary’s assets, liabilities, and the noncontrolling interest in the former subsidiaries that were deconsolidated; and

•	Explain how your write-off of the accumulated deficit of the former subsidiaries complies with your accounting policy disclosed on page F-10.

In response to the Staff’s comments, the Company respectfully advices the Staff the following clarifications:

(1) “Deregistered” subsidiaries refer to the cancellation and termination of subsidiaries, which results in the deconsolidation.

(2) The Company has revised the disclosure in the Second Revised Draft Registration Statement on page F-21 to disclose the Group transferred “Beijing E-commerce” to a third party.

(3) The cash outflow for the disposal of a subsidiary was RMB453 (translated as nil in US$ in thousands in the cash flows) and nil for the years ended September 30, 2021 and 2022, respectively. The cash outflow was balance of cash and cash equivalents of a disposed subsidiary before deconsolidation. The Company has revised the disclosure in the Second Revised Draft Registration Statement on page F-6 and page F-21 accordingly.

(4) The deconsolidated subsidiaries had assets, liabilities and the noncontrolling interest on each deregistration date or disposal date as the following:

	For the years ended September 30,
	2021	2022
	In US$ in thousands
Total assets as of each deconsolidated date	4	207
Total liabilities as of each deconsolidated date	(1,200)	(175)
Noncontrolling interest as of each deconsolidated date	—	(42)

Total gain from deconsolidation of subsidiaries	(1,196)	(10)

(5) As there were net liabilities on the deconsolidation date of these subsidiaries, the Company derived a gain from the deconsolidation with the amount of US$1,196 thousand and US$10 thousand for the years ended September 30, 2021 and 2022, respectively, as the difference between (a) the zero consideration, carrying amount of noncontrolling interest in the subsidiaries being deconsolidated and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated. The Company has revised the disclosure in the Second Revised Draft Registration Statement on page F-21 in accordance with the Staff’s instructions.

If you have any questions regarding the Second Revised Draft Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Yang Ge